

June 17, 2010

via U.S. mail and facsimile

Jesse E. Neyman
Executive Vice President, Finance and Strategic Planning
Flotek Industries, Inc.
2930 W. Sam Houston Pkwy N., Suite 300
Houston, Texas 77043

      Re: Item 4.02 Form 8-K
      Filed: May 21, 2010
      File No. 1-13270

Dear Mr. Neyman:

      We have reviewed your response letter dated June 7, 2010 and have the following comment. Please respond to this letter within five business days. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Item 4.02 Form 8-K filed on May 21, 2010</u>

1. Please note a report on Form 8-K is required to be filed within four business days after management's conclusion that previously issued financial statements should no longer be relied upon because of an error in such financial statements. Refer to Instruction B and Item 4.02 of Form 8-K.

      If you have any questions regarding this comment, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3355.

                          Sincerely,

                          Terence O'Brien
                          Accounting Branch Chief